

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

David Happel
President and Chief Executive Officer
Sagimet Biosciences Inc.
155 Bovet Road, Suite 303
San Mateo, California 94402

Re: Sagimet Biosciences Inc.
Amendment No. 2 to Registration Statement on Form S-1
Exhibit Nos. 10.22, 10.23 and 10.24
Filed July 10, 2023
File No. 333-272901

Dear David Happel:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance